SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 9)

WYNN RESORTS, LIMITED
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
983134 10 7
(CUSIP Number)
Kim Sinatra Senior Vice President and General Counsel Wynn Resorts, Limited 3131 Las Vegas Boulevard South Las Vegas, Nevada 89109 (702) 770-2112
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 18, 2012
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.   983134 10 7

1.	Names of Reporting Persons. Stephen A. Wynn
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (A) [ X ] (B) [ ]
3.	SEC Use Only
4.	Source of Funds (see Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [__]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 19,768,858 1
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 19,768,858 1
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,768,858 1
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) [__]
13.	Percent of Class Represented by Amount in Row 11 19.7%1
14.	Type Of Reporting Person (See Instructions) IN

1.
Includes 10,026,708 shares (the “SAW Shares”) held by Stephen A. Wynn (“Mr. Wynn”) and 9,742,150 shares (the “EW Shares”) held by Elaine P. Wynn (“Ms. Wynn” and, together with Mr. Wynn, the “Reporting Persons”).  The EW Shares were previously held as community property by Mr. Wynn and Ms. Wynn and they were transferred to Ms. Wynn pursuant to a divorce settlement on January 6, 2010.  The EW Shares may be deemed to be beneficially owned by Mr. Wynn under the amended and restated stockholders agreement, dated as of January 6, 2010, among Mr. Wynn, Ms. Wynn and Aruze USA, Inc. (“Aruze USA”) (the “Amended and Restated Stockholders Agreement”).  Mr. Wynn disclaims beneficial ownership of the EW Shares. See Item 6 regarding the Issuer’s redemption of Aruze USA’s shares of Common Stock.

CUSIP NO.   983134 10 7

1.	Names of Reporting Persons. Elaine P. Wynn
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (A) [ X ] (B) [ ]
3.	SEC Use Only
4.	Source of Funds (see Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [__]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 19,768,858 1
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 19,768,858 1
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,768,858 1
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) [__]
13.	Percent of Class Represented by Amount in Row 11 19.7%1
14.	Type Of Reporting Person (See Instructions) IN

1.
Includes the EW Shares and the SAW Shares held by Mr. Wynn that may be deemed to be beneficially owned by Ms. Wynn under the Amended and Restated Stockholders Agreement.  Ms. Wynn disclaims beneficial ownership of the SAW Shares.

On February 18, 2012, the Issuer redeemed the 24,549,222 shares (the “Aruze Shares”) then held by Aruze USA, Inc. (“Aruze USA”) pursuant to Article VII of the Issuer’s Articles of Incorporation based on the determination of the Issuer’s board of directors that Aruze USA, Universal Entertainment Corporation (f/k/a Aruze Corp.) and Mr. Kazuo Okada are “Unsuitable Persons”. Consequently, those shares are no longer issued and outstanding and neither Mr. Wynn nor Ms. Wynn has or shares the power to vote or dispose of the Aruze Shares formerly held by Aruze USA. Further, by virtue of that redemption, neither Mr. Wynn nor Ms. Wynn remains a member of any “group” with Aruze USA nor is either of Mr. Wynn or Ms. Wynn otherwise a beneficial owner of the former Aruze Shares. This Schedule 13D/A (this “Amendment No. 9”) is being filed to reflect the foregoing redemption.

This Amendment No. 9 hereby amends and supplements the Schedule 13D filed by Mr. Wynn with the Securities and Exchange Commission (the “Commission”) on November 13, 2002 (the “Original Schedule 13D”), as amended by the Schedule 13D/A filed by the Reporting Persons with the Commission on April 21, 2003 (“Amendment No. 1”), as amended by the Schedule 13D/A filed by the Reporting Persons with the Commission on September 22, 2003 (“Amendment No. 2”), as amended by the Schedule 13D/A filed by the Reporting Persons with the Commission on November 13, 2006 (“Amendment No. 3”), as amended by the Schedule 13D/A filed by the Reporting Persons with the Commission on August 3, 2009 (“Amendment No. 4”), as amended by the Schedule 13D/A filed by the Reporting Persons with the Commission on August 18, 2009 (“Amendment No. 5”), as amended by the Schedule 13D/A filed by the Reporting Persons with the Commission on January 6, 2010 (“Amendment No. 6”), as amended by the Schedule 13D/A filed by the Reporting Persons with the Commission on December 3, 2010 (“Amendment No. 7”) and as amended by the Schedule 13D/A filed by the Reporting Persons with the Commission on December 20, 2010 (“Amendment No. 8” and, collectively with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7, the “Schedule 13D”).  Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 4.       Purpose of Transaction.

The response set forth in Item 4 of the Schedule 13D as previously amended is hereby amended and restated in its entirety as follows:

Due to Mr. Wynn’s position as a significant stockholder of the Issuer and his rights under the Amended and Restated Stockholders Agreement, Mr. Wynn has the ability to exercise significant influence over the board of directors, management and policies of the Issuer, including to maintain his position as Chairman of the Board and Chief Executive Officer of the Issuer.

At any time, the Reporting Persons, either acting independently, together or in concert with other parties, may acquire or dispose of additional shares of Common Stock or other securities of the Issuer, participate in discussions with the management of the Issuer or other stockholders of the Issuer, seek to amend the Issuer’s charter or bylaws or engage in other transactions with the purpose or effect of acquiring or influencing control over the Issuer. A Reporting Person’s decision to acquire or dispose of shares of Common Stock, either alone or in concert with others, will depend on a number of considerations, including the price and availability of the Common Stock, subsequent developments affecting the Issuer, the business prospects of the Issuer, general stock market and economic conditions, tax considerations, regulatory approvals, available liquidity and other factors. Although the Reporting Persons may take certain actions described in this paragraph, neither of them has decided whether he or she will do so, and the future plans of the Reporting Persons are subject to change at any time.

Except as set forth in this Item 4, the Reporting Persons do not have any current plans or proposals that relate to or would result in the types of transactions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.       Interest in Securities of the Issuer.

The response set forth in Item 5 of the Schedule 13D as previously amended is hereby amended and restated in its entirety as follows:

(a) Aggregate Number and Percentage of Securities. The Reporting Persons may be deemed to beneficially own 19,768,858 shares of Common Stock, representing approximately 19.7% of the outstanding Common Stock of the Issuer.

Unless otherwise indicated, all percentages in this Amendment No. 9 assume there to be 100,537,724 shares of Common Stock outstanding, as of March 2, 2012.

(b) Power to Vote and Dispose. The Reporting Persons possess the shared power to vote and direct the vote of 19,768,858 shares of Common Stock representing the SAW Shares and the EW Shares, subject to the Amended and Restated Stockholders Agreement described in Item 6 below.  In addition, pursuant to the Amended and Restated Stockholders Agreement, neither Mr. Wynn nor Ms. Wynn (nor any of their respective permitted transferees (except as described in Item 6 below)) shall transfer, or permit any of their respective affiliates to transfer, any shares of Common Stock beneficially owned by such person without the prior written consent of each of the others, and each Reporting Person may therefore share the power to dispose of all such shares of Common Stock. Pursuant to the Amended and Restated Stockholders Agreement and as described in Item 6 below, $10 million of the EW Shares are released from certain covenants and provisions set forth in the Amended and Restated Stockholders Agreement on January 6, 2010 and on each of the following nine anniversaries thereof. Mr. Wynn and Ms. Wynn each disclaim beneficial ownership of the other’s shares.

Except as set forth in the Amended and Restated Stockholders Agreement, neither Reporting Person has any other agreement, arrangement or understanding with respect to the acquisition, holding, voting or disposition of equity securities of the Issuer.

(c) Transactions within the past 60 days. The following table sets forth the transactions in the Common Stock effected by the Reporting Persons within sixty (60) days preceding the date hereof:

Date	Party	Type of Transaction	Type of Security	Number of Shares	Price Per Share
2/23/2012	Ms. Wynn	Gift	Common Stock	90,220	$0.00

Except as noted in this Schedule 13D/A (including, with respect to any beneficial ownership that Mr. Wynn or Ms. Wynn may previously have had with respect to the Aruze Shares, the termination of such beneficial ownership, if any, resulting from the redemption of the Aruze Shares by the Issuer, as described in Item 6 of this Amendment No. 9), the Reporting Persons have not effected any other transactions in the Issuer’s securities, including the Common Stock, within sixty (60) days preceding the date hereof.

(d) Certain Rights of Other Persons. Not applicable.

(e) Date Ceased to be a 5% Owner. Not applicable.

Item 6.       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response set forth in Item 6 of the Schedule 13D as previously amended is hereby amended and supplemented by adding the following paragraph at the end of such Item 6:

On February 18, 2012, the Issuer redeemed the Aruze Shares held by Aruze USA pursuant to Article VII of the Issuer’s Articles of Incorporation based on the determination of the Issuer’s board of directors that Aruze USA, Universal Entertainment Corporation and Mr. Kazuo Okada are “Unsuitable Persons”. Consequently, those shares are no longer issued and outstanding and neither Mr. Wynn nor Ms. Wynn has or shares the power to vote or dispose of the Aruze Shares formerly held by Aruze USA. Further, by virtue of that redemption, neither Mr. Wynn nor Ms. Wynn remains a member of any “group” with Aruze USA nor is either of Mr. Wynn or Ms. Wynn otherwise a beneficial owner of the former Aruze Shares.

Nothing contained in this Schedule 13D shall be construed as a waiver or an admission by any Reporting Person with respect to any right, claim or agreement, nor shall the contents of, execution of or filing of the Schedule 13D be used as, or be deemed to be, evidence of any such waiver or admission in any manner, including in any future proceeding relating to any such right, claim or agreement.

Item 7.       Material to be Filed as Exhibits.

The response to Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following item at the end of such Item 7:

Exhibit 12
Joint Filing Agreement, dated April 21, 2003, between Stephen A. Wynn and Elaine P. Wynn (previously filed as Exhibit (g) to the Schedule 13D/A of Stephen A. Wynn and Elaine P. Wynn, Commission File No. 005-78590, filed on April 21, 2003 and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 5, 2012

STEPHEN A. WYNN

/s/ Stephen A. Wynn
Stephen A. Wynn

ELAINE P. WYNN

/s/ Elaine P. Wynn
Elaine P. Wynn

EXHIBIT INDEX

Exhibit	Description

12
Joint Filing Agreement, dated April 21, 2003, between Stephen A. Wynn and Elaine P. Wynn (previously filed as Exhibit (g) to the Schedule 13D/A of Stephen A. Wynn and Elaine P. Wynn, Commission File No. 005-78590, filed on April 21, 2003 and incorporated herein by reference).